Goldman Sachs Funds

RESEARCH SELECT FUND[SM]

Semiannual Report February 28, 2002

Long-term growth of capital

potential through a focused

portfolio of U.S. equity securities

Goldman Sachs

Market Review

Dear Shareholder:

During the six-month reporting period, stocks around the world exhibited surprising resiliency. Despite a weak economy, falling corporate profits, accounting concerns, and the September 11 terrorist attacks, the equity markets in both the United States and abroad only fell slightly.

Economic Review

Throughout much of the period covered by this report, the U.S. economy was in the midst of a mild recession. While it was initially assumed that this was triggered by the September 11 terrorist attacks, economic data pointed to the contraction beginning in March 2001. To stimulate the economy, the Federal Reserve Board (the "Fed") lowered its federal funds rate (the rate U.S. banks charge each other for overnight loans) a record 11 times during 2001, including 4 times following the attacks.

As we write this letter, there is mounting evidence that an economic recovery is taking place. The U.S. gross domestic product (GDP) registered a gain in the fourth quarter of 2001, aided by a rise in consumer and government spending. As such, the Fed chose not to lower interest rates during its January 2002 meeting, and on March 7, Federal Reserve Board Chairman Alan Greenspan stated that "the evidence increasingly suggests that an economic expansion is already well underway." In particular, manufacturing, consumer spending, and personal income have risen in recent weeks.

Market Review

Given the uncertainties around the globe, the U.S. equity market performed relatively well during the reporting period, as the S&P 500 Index fell only 1.67%. It was generally believed that the equity markets would experience a prolonged decline following the events of September 11. However, after an initial plunge in share prices, stocks rallied strongly, as investors anticipated a rebound in the global economies. During the fourth quarter of 2001, the S&P 500 Index gained 10.69%, the Russell 2000 Index of small-cap stocks jumped 21.09%, and the technology-laden NASDAQ Composite Index surged 30.13% — the second best quarter since its inception in 1971.

The markets gave back some of these gains during the first two months of 2002. This was largely due to concerns regarding the scope of accounting irregularities following the bankruptcies at Enron and Global Crossing, and mixed signals on the economic front. However, in recent weeks investors have responded positively to signs that the economic recovery may occur sooner rather than later, which could lead to a rebound in corporate profits as the year progresses.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

March 18, 2002

How is the Goldman Sachs Research Select Fund Created?

Through this Fund, investors can access timely, high-quality equity research ideas from some of the industry's most prominent and respected research professionals.

INVESTMENT OBJECTIVE

Long-term growth of capital

INVESTMENT FOCUS

A focused, concentrated portfolio of U.S. equity securities

GOLDMAN SACHS GLOBAL INVESTMENT RESEARCH DIVISION

Coverage of more than 2,200 companies globally	Employs more than 900 professionals, including more than 220 equity analysts, 25 global research teams, and 12 portfolio strategists[1]
	Covers over 50 economies and 25 stock markets
	Has frequently earned high research ratings in client polls across the Americas, Europe and Asia[2]



THE GOLDMAN SACHS U.S. STOCK SELECTION COMMITTEE

Approves changes to the U.S. Recommended for Purchase List, manages the *U.S. Select List,* and reviews industry analysts' investment conclusions	12 senior professionals
	Includes Goldman's Director of Private Client Investment, Director of Global Investment Research, Director of U.S. Investment Research, Director of U.S. Economic Research and senior sector specialists



GOLDMAN SACHS U.S. RECOMMENDED FOR PURCHASE LIST

300–400 stocks	Represents the highest rated securities recommended by Goldman Sachs equity research analysts



THE *U.S. SELECT LIST*

25–35 stocks	Integrates the top-down sector views of the U.S. Stock Selection Committee with the best ideas of Goldman Sachs Equity Research
	Represents stocks that the Committee believes will perform the best over the next 12–18 months within the context of a focused, well-structured equity portfolio
	Constructed from stocks on the U.S. Recommended for Purchase List
	Seeks to outperform the S&P 500 Index



THE GOLDMAN SACHS RESEARCH SELECT FUND

An experienced portfolio management team from Goldman Sachs' Investment Management Division:

- Constructs a mutual fund portfolio from the *U.S. Select List* stocks
- Ensures that the Committee's sector and stock views are accurately represented in the Fund
- Offers efficient trading strategies

[1] *As of 12/31/01*
[2] *For example, Institutional Investor and Reuters*

Fund Basics

as of February 28, 2002

Assets Under Management

$595.8 Million

Number of Holdings

26

NASDAQ SYMBOLS

Class A Shares

GSRAX

Class B Shares

GSRBX

Class C Shares

GSRCX

Institutional Shares

GSRIX

Service Shares

GSRSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	–12.31%	–1.67%
Class B	–12.70	–1.67
Class C	–12.68	–1.67
Institutional	–12.24	–1.67
Service	–12.45	–1.67

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. In addition, performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	–29.88%	–29.99%	–27.13%	–25.50%	–25.88%
Since Inception[3] (6/19/00)	–23.78	–23.58	–21.52	–20.64	–21.01

[3] The Standardized Total Returns are average annual total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A shares, the assumed deferred sales charge for Class B shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C shares (1% if redeemed within 12 months of purchase). Because Institutional and Service shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Viacom, Inc. Class B	4.3%	Entertainment
Household International, Inc.	4.1	Financial Services
General Electric Co.	4.1	Financial Services
U.S. Bancorp	4.1	Banks
Wal-Mart Stores, Inc.	4.0	Department Stores
Kohl's Corp.	4.0	Department Stores
Alcoa, Inc.	4.0	Mining & Metals
American International Group, Inc.	4.0	Property/Casualty Insurance
Citigroup, Inc.	4.0	Banks
MBNA Corp.	4.0	Financial Services

The top 10 holdings may not be representative of the Fund's future investments.

The performance of the Fund may differ from that of the published U.S. Select List *due to fees and expenses, transaction costs, the timing of portfolio transactions, modifications in stock weights in order to control trading costs, and the Fund's holdings in securities other than equities. The Fund will be more volatile due to its concentration in a smaller number of stocks. Goldman Sachs Research Select Fund[SM] is a service mark of Goldman, Sachs & Co.*

Portfolio Results

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Research Select Fund for the six-month period that ended February 28, 2002.

Performance Review

During the Fund's reporting period its Class A, B, C, Institutional, and Service shares generated total cumulative returns, without sales charges, of –12.31%, –12.70%, –12.68%, –12.24%, and –12.45%, respectively. These returns compare to the –1.67% cumulative total return of the Fund's benchmark, the S&P 500 Index.

As these returns indicate, it was a very difficult period for the Fund. The Fund's holdings within the Utilities sector were far and away the biggest detractor from relative performance. In fact, out of the five largest detractors from excess returns, three were from the Utilities sector. Overall, contribution from sector weights versus the benchmark helped boost returns somewhat, but not enough to overcome the poor performance from a number of holdings.

Investment Process

Goldman Sachs Research Select Fund seeks long-term growth of capital by investing in a focused portfolio of U.S. equity investments. The Fund will generally consist of the 25-35 stocks that make up Goldman Sachs' "U.S. Select List." This list represents the stocks that the firm's U.S. Stock Selection Committee believes will perform the best over the next 12 to 18 months, within the context of a well-structured equity portfolio.

Portfolio Positioning

The Fund emphasizes economic sectors that the U.S. Stock Selection Committee believes will perform best, while de-emphasizing or avoiding sectors they do not expect to perform well. As of February 28, 2002, the Fund was overweight in the Commercial Services, Utilities, and Financials sectors, and underweight in the Health Care, Telecommunications, and Consumer Noncyclicals sectors versus the S&P 500 Index.

Portfolio Highlights

The stocks that contributed the most to the Fund's returns in a positive manner during the reporting period were Dell Computer Corporation (since sold from the portfolio), Kohl's Corp. and Viacom, Inc. Conversely, stocks that did not meet our expectations included Calpine Corp., Enron Corp., and Tyco International Ltd. Both Enron and Calpine have been eliminated from the Fund's portfolio.

We thank you for your investment.

Goldman Sachs Quantitative Equity Investment Team

New York, March 18, 2002

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on June 19, 2000 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Research Select Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index with dividends reinvested (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads.

Research Select Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested June 19, 2000 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced June 19, 2000)			
Excluding sales charges	–24.53%	–28.07%	–12.31%
Including sales charges	–26.99%	–32.02%	–17.11%
Class B (commenced June 19, 2000)			
Excluding contingent deferred sales charges	–25.10%	–28.67%	–12.70%
Including contingent deferred sales charges	–26.88%	–32.24%	–17.06%
Class C (commenced June 19, 2000)			
Excluding contingent deferred sales charges	–25.03%	–28.64%	–12.68%
Including contingent deferred sales charges	–25.03%	–29.35%	–13.55%
Institutional Class (commenced June 19, 2000)	–24.24%	–27.78%	–12.24%
Service Class (commenced June 19, 2000)	–24.60%	–28.19%	–12.45%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 100%		
Banks – 8.0%		
524,900	Citigroup, Inc.	$ 23,751,725
1,160,600	U.S. Bancorp*	24,198,510
		47,950,235
Computer Hardware – 3.2%		
2,236,000	Sun Microsystems, Inc.*	19,028,360
Computer Software – 7.2%		
729,900	Amdocs Ltd.*	20,619,675
227,800	International Business Machines Inc.	22,351,736
		42,971,411
Department Stores – 8.1%		
355,000	Kohl's Corp.*	24,022,850
388,000	Wal-Mart Stores, Inc.	24,059,880
		48,082,730
Drugs – 11.9%		
408,200	Amgen, Inc.*	23,667,436
351,800	Cardinal Health, Inc.*	23,250,462
386,100	Merck & Co., Inc.	23,679,513
		70,597,411
Entertainment – 8.1%		
925,700	AOL Time Warner, Inc.*	22,957,360
548,900	Viacom, Inc. Class B*	25,551,295
		48,508,655
Financial Services – 16.0%		
354,100	Federal Home Loan Mortgage Corp.	22,570,334
637,200	General Electric Co.	24,532,200
476,500	Household International, Inc.	24,539,750
683,600	MBNA Corp.	23,707,248
		95,349,532
Food & Beverages – 3.9%		
490,900	The Coca-Cola Co.	23,263,751

Shares	Description	Value
Common Stocks – (continued)		
Gas Utilities – 3.2%		
461,100	Kinder Morgan, Inc.	$ 18,905,100
Industrial Parts – 3.8%		
777,700	Tyco International Ltd.	22,631,070
Information Services – 7.6%		
434,000	Automatic Data Processing, Inc.	22,876,140
382,600	Electronic Data Systems Corp.	22,584,878
		45,461,018
Internet – 3.2%		
683,600	Check Point Software Technologies Ltd.*	19,086,112
Mining & Metals – 4.0%		
636,200	Alcoa, Inc.	23,902,034
Oil Refining – 3.9%		
275,000	ChevronTexaco Corp.	23,221,000
Property/Casualty Insurance – 4.0%		
322,300	American International Group, Inc.	23,840,531
Semiconductors – 3.9%		
528,000	Applied Materials, Inc.*	22,952,160
TOTAL COMMON STOCKS (Cost $635,508,741)		$595,751,110
TOTAL INVESTMENTS (Cost $635,508,741)		$595,751,110

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Statement of Assets and Liabilities

February 28, 2002 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $635,508,741)	$595,751,110
Cash[a]	1,860,879
Receivables:	
Fund shares sold	431,732
Dividends and interest	415,968
Other assets	84,169
Total assets	598,543,858

Liabilities:	
Payables:	
Fund shares repurchased	1,713,425
Amounts owed to affiliates	905,570
Variation margin	5,560
Accrued expenses and other liabilities	160,353
Total liabilities	2,784,908

Net Assets:	
Paid-in capital	983,829,024
Accumulated net investment loss	(3,704,837)
Accumulated net realized loss on investment and futures transactions	(344,605,116)
Net unrealized loss on investment and futures transactions	(39,760,121)
NET ASSETS	$595,758,950
Net asset value, offering and redemption price per share:[b]	
Class A	$6.20
Class B	$6.12
Class C	$6.13
Institutional	$6.24
Service	$6.19
Shares outstanding:	
Class A	35,202,713
Class B	38,982,916
Class C	21,012,038
Institutional	1,643,063
Service	1,791
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	96,842,521

(a) Includes restricted cash of $1,800,000 relating to initial margin requirements and collateral on futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A shares is $6.56. At redemption, Class B and C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Six Months Ended February 28, 2002 (Unaudited)

Investment income:	
Dividends	$ 2,997,958
Interest	5,682
Total income	3,003,640

Expenses:	
Management fees	3,440,178
Distribution and Service fees[a]	2,404,194
Transfer Agent fees[b]	643,904
Custodian fees	75,839
Registration fees	66,765
Professional fees	14,770
Trustee fees	4,495
Other	108,898
Total expenses	6,759,043
Less — expense reductions	(50,566)
Net expenses	6,708,477
NET INVESTMENT LOSS	(3,704,837)

Realized and unrealized gain (loss) on investment and futures transactions:	
Net realized loss from:	
Investment transactions	(141,537,620)
Futures transactions	(1,052,525)
Net change in unrealized loss on:	
Investments	52,940,050
Futures	112,997
Net realized and unrealized loss on investment and futures transactions	(89,537,098)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (93,241,935)

(a) Class A, Class B and Class C Shares had Distribution and Service fees of $323,707, $1,341,675 and $738,812, respectively.
(b) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $246,018, $254,918, $140,374, $2,592 and $2, respectively.

Statements of Changes in Net Assets

	For the Six Months Ended February 28, 2002 (Unaudited)	For the Year Ended August 31, 2001
From operations:		
Net investment loss	$ (3,704,837)	$ (9,394,237)
Net realized loss from investment and futures transactions	(142,590,145)	(200,742,449)
Net change in unrealized gain (loss) on investments and futures	53,053,047	(129,720,589)
Net decrease in net assets resulting from operations	(93,241,935)	(339,857,275)
From share transactions:		
Proceeds from sales of shares	25,918,508	757,929,904
Cost of shares repurchased	(131,799,529)	(151,571,140)
Net increase (decrease) in net assets resulting from share transactions	(105,881,021)	606,358,764
TOTAL INCREASE (DECREASE)	(199,122,956)	266,501,489
Net assets:		
Beginning of period	794,881,906	528,380,417
End of period	$ 595,758,950	$ 794,881,906
Accumulated net investment loss	$ (3,704,837)	$ —

 The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

February 28, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Research Select Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees of the Trust.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class specific-expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

D. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income and capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions or from paid-in capital, depending on the type of book/tax differences that may exist.

The Fund, as of its most recent tax year end of August 31, 2001, had a capital loss carry forward of approximately $9,594,000 expiring in 2009 for U.S. federal tax purposes. This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations. In addition, the Fund will elect to treat net capital losses of approximately $168,306,000 incurred in the ten month period ended August 31, 2001 as having been incurred in the fiscal year.

At February 28, 2002, the aggregate cost of portfolio securities for federal income tax purposes is $659,738,909. Accordingly, the gross unrealized gain on investments was $22,857,654 and the gross unrealized loss on investments was $86,845,453 resulting in a net unrealized loss of $63,987,799.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

E. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations. Each class of shares of the Fund separately bears its respective class-specific Transfer Agency fees.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or subcustodians.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Fund. Under the Agreement, the adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, the adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of the Fund.

The adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.06% of the average daily net assets of the Fund.

For the six months ended February 28, 2002, the adviser reimbursed approximately $50,400. In addition, the Fund has entered into certain offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the six months ended February 28, 2002, custody fees were reduced by approximately $100.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to Distribution Agreements. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Fund that it retained approximately $27,000 for the six months ended February 28, 2002.

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

As of February 28, 2002, the amounts owed to affiliates were approximately $489,000, $330,000, and $87,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments and futures transactions) for the six months ended February 28, 2002, were $ 317,127,331 and $ 429,301,580, respectively.

For the six months ended February 28, 2002, Goldman Sachs earned approximately $539,000 of brokerage commissions from portfolio transactions including futures transactions executed on behalf of the fund.

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they traded. Upon entering into a futures contract, the Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Fund, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's hedging strategies and potentially result in a loss.

At February 28, 2002, open futures contracts were as follows:

Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Loss
S&P 500 Index Futures	6	March 2002	$1,660,350	$(2,490)

5. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires the Fund to pay a fee based on the amount of the commitment, which has not been utilized. During the six months ended February 28, 2002, the Fund did not have any borrowings under this facility.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

6. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended February 28, 2002	
	Shares	Dollars
Class A Shares		
Shares sold	1,482,535	$ 9,777,346
Shares repurchased	(9,349,139)	(61,795,102)
	(7,866,604)	(52,017,756)
Class B Shares		
Shares sold	1,509,867	9,933,234
Shares repurchased	(5,826,719)	(38,142,685)
	(4,316,852)	(28,209,451)
Class C Shares		
Shares sold	782,922	5,141,860
Shares repurchased	(3,941,975)	(25,812,254)
	(3,159,053)	(20,670,394)
Institutional Shares		
Shares sold	162,494	1,066,068
Shares repurchased	(922,710)	(6,049,488)
	(760,216)	(4,983,420)
Service Shares		
Shares sold	—	—
Shares repurchased	—	—
	—	—
NET DECREASE	(16,102,725)	$(105,881,021)

6. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity is as follows:

	For the Year Ended August 31, 2001	
	Shares	Dollars
Class A Shares		
Shares sold	32,309,787	$298,135,336
Shares repurchased	(9,460,320)	(79,514,912)
	22,849,467	218,620,424
Class B Shares		
Shares sold	29,557,781	273,278,062
Shares repurchased	(4,975,958)	(41,204,326)
	24,581,823	232,073,736
Class C Shares		
Shares sold	18,336,739	169,144,808
Shares repurchased	(3,118,483)	(25,888,320)
	15,218,256	143,256,488
Institutional Shares		
Shares sold	1,866,423	17,335,365
Shares repurchased	(638,951)	(4,935,610)
	1,227,472	12,399,755
Service Shares		
Shares sold	3,913	36,333
Shares repurchased	(3,242)	(27,972)
	671	8,361
NET INCREASE	63,877,689	$606,358,764

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment loss[c]	Net realized and unrealized gain (loss)	Total from investment operations
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)				
2002 - Class A Shares	$ 7.07	$(0.02)	$(0.85)	$(0.87)
2002 - Class B Shares	7.01	(0.05)	(0.84)	(0.89)
2002 - Class C Shares	7.02	(0.04)	(0.85)	(0.89)
2002 - Institutional Shares	7.11	(0.01)	(0.86)	(0.87)
2002 - Service Shares	7.07	(0.02)	(0.86)	(0.88)
FOR THE YEAR ENDED AUGUST 31,				
2001 - Class A Shares	10.77	(0.06)	(3.64)	(3.70)
2001 - Class B Shares	10.76	(0.13)	(3.62)	(3.75)
2001 - Class C Shares	10.77	(0.13)	(3.62)	(3.75)
2001 - Institutional Shares	10.78	(0.03)	(3.64)	(3.67)
2001 - Service Shares	10.78	(0.08)	(3.63)	(3.71)
FOR THE PERIOD ENDED AUGUST 31,				
2000 - Class A Shares (commenced June 19, 2000)	10.00	(0.02)	0.79	0.77
2000 - Class B Shares (commenced June 19, 2000)	10.00	(0.04)	0.80	0.76
2000 - Class C Shares (commenced June 19, 2000)	10.00	(0.04)	0.81	0.77
2000 - Institutional Shares (commenced June 19, 2000)	10.00	(0.01)	0.79	0.78
2000 - Service Shares (commenced June 19, 2000)	10.00	(0.02)	0.80	0.78

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
$ 6.20	(12.31)%	$218,245	1.50%[b]	(0.63)%[b]	1.51%[b]	(0.64)%[b]	46%
6.12	(12.70)	238,547	2.25[b]	(1.38)[b]	2.26[b]	(1.39)[b]	46
6.13	(12.68)	128,707	2.25[b]	(1.38)[b]	2.26[b]	(1.39)[b]	46
6.24	(12.24)	10,249	1.10[b]	(0.23)[b]	1.11[b]	(0.24)[b]	46
6.19	(12.45)	11	1.60[b]	(0.73)[b]	1.61[b]	(0.74)[b]	46
7.07	(34.35)	304,677	1.50	(0.73)	1.53	(0.76)	171
7.01	(34.85)	303,539	2.25	(1.48)	2.28	(1.51)	171
7.02	(34.82)	169,576	2.25	(1.48)	2.28	(1.51)	171
7.11	(34.04)	17,077	1.10	(0.32)	1.13	(0.35)	171
7.07	(34.35)	13	1.60	(0.91)	1.63	(0.94)	171
10.77	7.70	217,861	1.50[b]	(1.04)[b]	2.05[b]	(1.59)[b]	5
10.76	7.60	201,437	2.25[b]	(1.79)[b]	2.80[b]	(2.34)[b]	5
10.77	7.70	96,393	2.25[b]	(1.78)[b]	2.80[b]	(2.33)[b]	5
10.78	7.80	12,677	1.10[b]	(0.50)[b]	1.65[b]	(1.05)[b]	5
10.78	7.70	12	1.60[b]	(1.13)[b]	2.15[b]	(1.68)[b]	5

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Goldman Sachs Funds

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Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $329 billion in assets under management — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

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[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund^{SM}, Internet Tollkeeper Fund^{SM} and CORE^{SM} are service marks of Goldman, Sachs & Co.

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This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total returns may not be as significant.

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Goldman Sachs Research Select Fund℠ is a service mark of Goldman, Sachs & Co.

The performance of the Fund may differ from that of the published *U.S. Select List* due to fees and expenses, transaction costs, the timing of portfolio transactions, modifications in stock weights in order to control trading costs, and the Fund's holdings in securities other than equities. The Fund will be more volatile due to its concentration in a smaller number of stocks.

02-630 / RESSAR / 72.9K / 04-02